September, 2010	TSX - HNC

President’s Letter to Shareholders

We are embarking on the most ambitious metallurgical program in Hard Creek Nickel’s history. Our goal is to improve the Turnagain concentrate grade, which is the key to unlocking the value of our giant nickel deposit.

Nickel smelters are facing a looming shortage of sulphide concentrate.

The world nickel concentrate supply is expected to decrease rapidly as new sulphide nickel projects are unable to replace depleting mine reserves. A shortfall of more than 50,000 tonnes of nickel in concentrate is forecast for 2014. This shortage is forecast to grow to more than 300,000 tonnes of nickel in concentrate by 2020.If smelters cannot replace their sources of feedstock they will be forced to close forever. Our opportunity lies in developing a major new source of feedstock for these hungry smelters.

Gary Johnson, the most recent addition to our Board of Directors, is one of the nickel experts on the Steering Committee that is overseeing our metallurgical program. He was formerly the director of technology at LionOre, a nickel company that was acquired by Norilsk for U.S. $6.5 billion.

“Concentrate quality is the key to unlocking the value of the Turnagain deposit,” said Mr. Johnson. “Any improvement in concentrate grade benefits the project enormously, regardless of the next processing step, be it on-site refining or concentrate sale. The work to date has made good progress in improving recovery and developing a robust processing regime, but there are clearly opportunities to remove more waste rock (gangue) from the concentrate. The mineralogy shows this clearly. Hard Creek has put together a major metallurgical work program for the next 12 months which is being overseen by a Steering Committee of world class experts. This is exactly the approach the Turnagain project needs to realize its potential.”

If we can improve our concentrate grade from the current 4% to a grade in the 6 – 8% range while maintaining recoveries, the refinery we build on site would be smaller than currently designed, which would reduce capital costs. If we can improve our concentrate grade to 10% or better, we would eliminate the on-site refinery entirely and sell our concentrate to traditional smelters. This would erase more than $800 million from the capital cost of our project, a huge reduction in capital and technological risk.

Our Current Design is Competitive with Laterite Projects

Our project is already competitive with the giant nickel laterite (nickel in clay) projects that represent most of the new world nickel supply projected to come onstream over the next two decades. As currently designed, the Turnagain project would produce a concentrate grading 4% nickel (Ni). The concentrate would then be processed in an on site refinery to produce nickel metal. The refinery would use an atmospheric pressure, chloride based leach technology developed by Outotec, a highly regarded Finnish mining technology company.

In a technical report based on this design dated April, 2010, Wardrop, an independent engineering firm, estimated cash operating costs (net of cobalt byproduct credits) of U.S. $3.30 per pound of nickel produced at our Turnagain project. The project is forecast to produce an average of 35,000 tonnes (77 million pounds) per year of nickel metal over a mine life of 24.4 years. Average pre-tax operating profit is forecast at U.S. $400 million per year. Capital costs are $2.9 billion, of which the refinery would cost more than $800 million. (The full NI 43-101 compliant Preliminary Assessment is available at www.hardcreek.com).

The following chart shows that our Turnagain project is in the most competitive quartile of forecasted operating costs for 24 giant greenfields nickel projects worldwide. (Giant projects are defined as those capable of producing more than 20,000 tonnes per year of nickel.)

Source: Brook Hunt, a Wood MacKenzie company

C1 cost is the cash cost of producing nickel metal, net of byproduct credits. Laterite deposits (in blue) contain nickel in a matrix of clay minerals. Turnagain is one of only five giant undeveloped primary nickel in sulphide projects worldwide as tracked by Brook Hunt, an information amalgamator.

We have a world class nickel resource with low forecast operating costs located in a politically stable jurisdiction. The ore is not acidic; therefore, environmental impacts are expected to be relatively subdued. We have Memoranda of Understanding with both First Nations that assert claims in our area, and a keen appreciation of what it will take to earn the social license necessary to open a mine in this location. Our federal and provincial governments are supportive of mining and they are working to streamline and coordinate the permitting process. Our provincial power company has committed to and budgeted an extension of the power grid to within striking distance of our project, which will give us access to competitively priced power.

Our project as currently designed has a risk/reward profile competitive with many of the giant greenfields lateritic nickel projects, due to lower operating costs and lower technical risk. Many of the lateritic projects rely on a technology known as HPAL, or High Pressure, high temperature Acid Leach. HPAL is an expensive and risky technology and the attempts to deploy it have been a trail of tears involving technical failure and/or financial failure.

The Outotec leach technology, which uses an atmospheric pressure leach in fiberglass tanks, is inherently less risky than a high pressure leach, which requires titanium autoclaves. It is also inherently easier to leach metal out of a sulphide concentrate than it is to leach metal out of the matrix of clay minerals in a laterite.

Although we are already competitive with the giant nickel laterite deposits, we still have opportunities ahead of us to optimize our flow sheet and mining plan. Success in our metallurgical program could mark a quantum leap in our ability to compete with the other giant projects.

The next 12 months may be the most eventful period in our company’s history.

I would like to thank all of our shareholders for their continued patience and support for Hard Creek Nickel. Current market conditions are difficult for junior base metal companies, but our shareholders see beyond short term market conditions and understand the magnitude of the asset. As Winston Churchill said, “A pessimist sees the difficulty in every opportunity; an optimist sees the opportunity in every difficulty.” I look forward to an exciting year.

Mark Jarvis, President

The engineering report referred to in this document includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

The engineering report referred to in this document uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories would ever be converted to reserves.

This document contains “forward looking statements” which are subject to risks, both known and unknown, which may affect the outcome of such forward looking statements. In particular, improvement of concentrate grade while maintaining nickel recoveries may not be achieved.

Technical aspects of this document have been reviewed and approved by Neil Froc, P.Eng., a Qualified Person consistent with NI 43-101.